Mail Stop 6010
Via Facsimile and U.S. Mail

January 8, 2007

Mr. Andrew A. Barnard
President and Chief Executive Officer
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902

  Re: Odyssey Re Holdings Corp.
    Form 10-K for fiscal year ended December 31, 2004
    File No. 1-16535

Dear Mr. Barnard:

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Kevin Woody
        Accounting Branch Chief